August 14, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: NCI, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarter Ended March 31, 2013

Filed May 1, 2013

File No. 000-51579

Dear Mr. Gilmore:

NCI, Inc. (“NCI”) is in receipt of your letter dated August 1, 2013, requesting certain information regarding our Securities and Exchange Commission (“SEC”) filings. NCI’s responses are contained below following each question you have posed to us. The answers are in bold print.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 2

1. We note your discussion on pages 29 and 30 that your PEO Soldier contract accounted for 16.9%, 15.4%, and 13.7% of revenues in 2012, 2011, and 2010, respectively. Please provide in your response, and include in Business or another appropriate section in future filings, a discussion of the material terms of this agreement. Additionally, please file the agreement, or tell us how you determined that the agreement is not required to be filed as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

The PEO Solider contract is a cost reimbursement, or more specifically, a cost-plus-fixed fee type contract with the U.S. Federal Government. Cost-plus-fixed fee contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fixed fee. The material terms of this type of contract are further described in our Form 10-K in Business Contract Types in Part I, Item 1. NCI’s management does not believe that this contract is required to be filed as an exhibit to the Form 10-K because it is not material to our business and we are not “substantially dependent” upon it, as that term is used in Item 601(b)(10) of Regulation S-K. This contract has no material terms other than those described in our Form 10-K and no terms that are non-standard for a cost reimbursement contract with the U.S. Federal Government. Finally, the contract is not tied to a particular line of business or product upon which we must rely or be dependent. For the foregoing reasons, the provision of this contract as an exhibit would give no insight to investors that is not already provided in the Business section of our Form 10-K, and we do not intend to include it in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16. Performance Incentive Plan

Assumptions Used in Fair Value Determination, page F-16

2. We note that you continue to use the simplified method to determine the expected life of your stock options as your historical data does not provide a reasonable basis on which to estimate the expected term. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term. Also, tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

NCI used the simplified method to determine the expected life of its stock options because the historical data did not provide a reasonable basis on which to estimate the expected term. NCI had a significant change in its business in the last three years. The completion of non-core contracts and task orders, the loss of certain contract recompetes and reductions in scope of work resulted in a decrease in revenue and decline in our stock price. Due to the decline in stock price, substantially all of our outstanding stock options issued in 2011 and 2012 were significantly out of the money, and therefore would not constitute a good basis to establish relevant exercise data. Only 6,263 options were exercised in the last 24 months, and management believes the prior exercise data was not meaningful due to the substantial changes in the business. Due to these significant changes in NCI’s business base, the decline in the stock price and the lack of any meaningful historical exercise data, we believe the simplified method was the most appropriate method to determine the expected life of stock options. Management will continue to monitor the exercise activity of outstanding stock options and will analyze this data to determine if it provides a reasonable basis on which to estimate the expected term with respect to the determination of fair value of future stock option grants.

Item 15. Exhibits, page 39

3. We note that you filed the Waiver and Amendment to Amended and Restated Loan and Security Agreement, dated December 31, 2012, in a Form 8-K filed on January 8, 2013, and that you described terms of this agreement in your Form 10-K, including on pages 32 and 33. You did not, however, list the agreement in the exhibit list of your Form 10-K. The exhibit index for the Form 10-K should list each exhibit required in the Form 10-K even if it was previously filed. We refer you to the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretation Question 146.02 available on our website. Please ensure that the waiver and amendment is included in the exhibit index where required in future filings.

NCI will ensure that the Waiver and Amendment to Amended and Restated Loan and Security Agreement is filed in the exhibit index in future filings where required.

Signatures, page 41

4. The Form 10-K must be signed by your controller or principal accounting officer. See General Instruction D(2) to Form 10-K. We presume that Lucas J. Narel, your chief financial officer, also serves as your controller or principal accounting officer. If this is the case, please confirm in your response letter, and indicate each capacity in which he signs the report in future filings. Otherwise, please file an amendment to include the signature of your controller or principal accounting officer.

Form 10-Q for the Quarter Ended March 31, 2013

NCI confirms that Lucas J. Narel, Chief Financial Officer, is also serving as Principal Accounting Officer and will indicate such signing capacity in future filings.

Item 4. Controls and Procedures

Evaluation of the Effectiveness of Disclosure Controls and Procedures, page 13

5. We note that your chief executive officer and chief financial officer concluded that, as of March 31, 2013, your disclosure controls and procedures were effective. However, it appears that the Form 8-K filed January 8, 2013 was not timely filed. Please explain how this conclusion was reached given that all reports were not timely filed in the quarterly period ended March 31, 2013.

NCI filed its Form 8-K on January 7, 2013 within the statutory four-day time limit for filing. However, as indicated by the EDGAR system, the filing was completed at 17:42:43, which we understand to be approximately 12 minutes after the EDGAR system’s cutoff time. Although the filing date is deemed to be January 8, 2013, NCI does not believe that this single issue requires a determination of ineffective disclosure controls and procedures.

As requested, NCI hereby provides the following acknowledgements:

1. NCI is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing; and

3. NCI may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

NCI and its management take the adequacy and accuracy of its disclosures very seriously. We look forward to your response to our letter and are available to discuss it at your convenience. Please feel free to contact the undersigned at 703-707-6789 or Lnarel@nciinc.com, with any questions you may have.

Very truly yours,

/s/ Lucas J. Narel

Lucas J. Narel

Executive Vice President and

Chief Financial Officer,

Principal Accounting Officer